

December 13, 2012

David E. Durant
Secretary and General Counsel
Blackhawk Network Holdings, Inc.
6220 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re:** **Blackhawk Network Holdings, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 16, 2012**
> **CIK No. 0001411488**

Dear Mr. Durant:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1

1. As far as practicable, please fill-in all blanks and provide graphics and illustrations in the next filing.

2. Please advise us of the status of your application for trading on the NYSE.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section

2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. State the percentage of stock held by officers and directors before and after the offering.

5. Revise to disclose the percentage of shares being offered to those outstanding.

Prospectus Summary, page 1

6. Provide supplemental support for the various statements made relating your status as:
    - a leading prepaid payment network and
    - the largest third-party distributor of prepaid cards in the world.

    For instance, please compare your total load amount sold to those of your nearest competitors. Also, please balance this disclosure by clarifying that your competitors, including GreenDot and NetSpend, issue a greater amount of open loop GPR cards, even if some are sold through your distribution network.

7. Please tell us whether you commissioned or otherwise financed either the Gartner or the Mercator Advisory Group's studies of the prepaid market.

Risk Factors, page 17

8. Several of your risk factor headings do not state the specific risk involved. Please recast the headings, as appropriate. See for example, the last risk factor on page 28, the last risk factor on page 29, the risk factor heading on page 34.

The Occurrence of catastrophic events could damage our facilities…, page 39

9. Please revise this heading to be more specific to your business. In general, risk factors and their headings must not be generic or equally applicable to every business.

Federal Regulation of Our Business, page 21

State Regulation of Our Business, page 24

Federal and State Privacy and Data Security Laws and Regulations, page 25

Foreign Regulation of Our Business, page 26

10. The disclosure in the above captioned risk factors appears to provide a detailed description of your overall regulatory environment. The purposes of the risk factors section is to concisely inform investors of the risks that your business faces, rather than to act as a general

disclosure section. Consider moving your more detailed discussion of your regulatory environment, and your compliance actions to the body of the prospectus, including the Regulation section beginning on page 110. Then revise each of these subheadings so that they communicate the risks associated with each of the types of regulation. Consider similar changes with respect to your discussion of the impact of state abandoned property laws.

11. Revise the disclosure under these subheadings so that each risk factor has a descriptive heading that states the actual risk involved.

We face settlement risk from retailers that sell our distributed products…, page 36

12. Revise this section to clarify the total amount of losses in each of your most recent periods that you have experienced as a result of your settlement risk exposure.

We are exposed to losses from cardholder account overdrafts, page 36

13. Revise this section to clarify the total amount of losses you have experienced in each of the last few years as a result of customer overdrafts.

Risk Related to Our Ongoing Relationship with Safeway, page 39

14. Revise to disclose separately and under a new subheading the risks of being exempt from the independence requirements of the NYSE.

15. Add a separate risk factor that addresses the fact that Safeway is a significant creditor, providing unsecured promissory notes when you invest your overnight cash balances.

Management's Discussion and Analysis, page 61

16. Either in this section, or in the Business section that follows, revise your disclosure to provide investors with a better feel for the relative contribution of each of your key products. In particular, you discuss your sale of close looped cards, open loop cards sold for rival GPR issuers, as well as your own open loop cards. You also discuss your sales activity through your website, GiftCardMall.com, as well as your ownership of Cardpool. Finally, you discuss your attempts to access the emerging market for electronic only stored value in the form of the "electronic wallet." Please revise your disclosure to clarify the extent to which each of these products has contributed to each of the key income and expense drivers in the past year. Investors must be able to understand the relative importance of each key product that you mention, to your current operations. Make conforming changes to your disclosure in the Summary as well.

17. On page 24 and 26 you attribute a portion of your revenue to funds where the customer fails to redeem a portion of the funds stored on the cards. Please revise this section, or the Business section to discuss the extent to which these funds impacted your business in each of the relevant periods. Also, revise your disclosure to clarify how these funds impact your

revenue. Please also discuss the impact of your agreement with Safeway to remit portions of unredeemed funds as well as the amounts surrendered to the states on delinquent accounts.

Valuation of Common Stock, page 85

18. We note your disclosure on page 86 related to the process followed to determine the fair value of your common stock in 2011 and year to date in 2012, including your communications with underwriters and the use of PWERM analysis. We also note your disclosure on page F-27 that during this time period you weighted your valuation 100% on the guideline public company method. Given your belief that an IPO was the most likely scenario in your PWERM analysis, for the semi-annual valuations performed during 2011 and 2012, please provide us your estimated IPO price(s) used in your analysis.

19. To the extent there was a significant difference between the estimated IPO price and the fair value determined during 2011 and 2012, please tell us in greater detail each significant factor contributing to the difference as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Business, page 92

20. Revise your disclosure in this section, or in the Management's Discussion and Analysis section to clarify how funds flow, from the customer, to your distribution partner, to Blackhawk and then through to the content provider when the customer accesses the stored value. Please clarify how funds pass through your banking partners.

21. Revise your discussion of the way your open-loop business operates to explain the differences in income and cash flow when selling a GPR card for a competing network through your distribution system, and the sale of your own GPR cards and the associated reload revenues. Please clarify the extent to which your overall GPR card sales and load volume was a result of sales for your competitors, or for your own systems.

22. In a number of places in the registration statement, you attribute one of the factors that management believes contributes to your current and future success is the performance of your operations in countries other than the United States. Please revise this section, as well as throughout the document, to clarify the current size of your non-US operations, by load volume and revenue. Please also identify any country that represents more than 10% of your overall volume of either metric.

23. On page 18, you indicate that your five largest distribution partners account for more almost 50% of your total volume in the most recent period. You also indicate that Safeway has declined from your top distribution partner to the third largest in the most recent 36 week period. In order for investors to better understand your dependence upon a few key partners, and so that they can assess the relative health of your key customers, please name each

distribution partner that accounts for more than 10% of your revenues or load volume. Please refer to Item 101 of Regulation S-K.

24. Please revise this section, and your risk factors, to clarify whether you, or your customer, would be subject to the loss in the event that a customer's card is accessed as a result of fraud or other theft.

Guarantees, page 139

25. It appears that some of the guarantees provided by Safeway to your service and content providers will terminate with the completion of this offering. Please revise this section to clarify if you have entered into negotiations with the relevant providers to determine if the termination of the Safeway guarantee will have a material impact on your continuing relationship with those providers.

Financial Statements

Note. 11 Capital Stock

Common Stock Issued to Distribution Partner, page F-33

26. Please provide us your accounting analysis related to the common stock and warrants issued to a distribution partner as disclosed on page F-33. Your response should include, but not be limited to, the following information:

   a. How you initially and subsequently recognized the stock and warrants issued in your balance sheet and income statement and the specific accounting guidance that you considered in making your determination. Ensure you provide the accounting guidance supporting the intangible asset recorded.

   b. Why you believe the Black-Scholes option pricing model is appropriate for measurement purposes. Specifically, tell us how you considered whether Black-Scholes is able to consider all the terms of the instruments.

   c. It is unclear if you recognize certain parts of the transaction as equity. If you do, please explain to us why and provide the accounting guidance supporting your determinations.

27. In the second paragraph on page F-34 it appears that you disclose that certain portions of the transaction are reported as a liability (fourth line) and as equity (eighth line). Please revise your disclosure to clearly discuss how you recognize each portion of the transaction in your financial statements.

Warrants Issued to Distribution Partners, page F-34

28. Please revise your disclosure related to the warrants issued in December 2010 to clarify how you recognize them on your balance sheet.

Part II
Exhibits

29. Please file all exhibits as soon as practicable to provide adequate time for staff review.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief at 202-551-3423, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3419 with any other questions.

                        Sincerely,

                        /s/ Christian Windsor

                        Christian Windsor
                        Special Counsel